

November 17, 2010

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, New York 14614

> **Re: Document Security Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed October 26, 2010**
> **File No. 333-166357**
> **Form 10-Q Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 1-32146**

Dear Mr. White:

        We have reviewed the above-referenced filings and your response letter dated October 26, 2010, and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated September 1, 2010.

Amendment No. 2 to Registration Statement on Form S-3

Risk Factors

"We have material weaknesses in our internal control over financial reporting structure, which, until remedied, may cause errors in our financial statements," page 11

1.   We reissue prior comment 1 in part and ask that you please revise your document to discuss when you anticipate remediating the material weakness in your internal control over financial reporting. You should also discuss when the material weakness in your internal control first began. As noted before, please ensure that similar disclosure is included in your Exchange Act reports. In this regard, we are unable to locate any such disclosure in your Form 10-Q for quarter September 30, 2010.

Patrick White
Document Security Systems, Inc.
November 17, 2010
Page 2

Form 10-Q Fiscal Quarter Ended September 30, 2010

Item 6. Exhibits

2.   We refer to prior comment 4 and note that you continue to replace the word "report" with "quarterly report" in paragraphs 2 and 3 of the certifications required by Exchange Act Rule 13a-14(a). As such, we reissue prior comment 4 and ask that you confirm that in subsequent filings, the word "report" in these paragraphs will not be preceded or modified by the period to which the certification pertains.

        Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile: (303) 770-7257
        Gary A Agron, Esq.
        Law Offices of Gary A Agron, Esq.